UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 20, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON APRIL 19th, 2012

Date, Time and Place: Held on April 19th, 2012, at 08:00AM, at the Radisson Hotel, at Avenida Saturnino De Brito, no 217, in the City of Vitória and State of Espírito Santo.

Call notice: The Board of Directors’ members were duly summoned, in accordance with the Company’s by-law.

Attendance: Were present the majority of Board of Directors’ members: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Mario Antonio Bertoncini (alternate of João Carvalho de Miranda); and Raul Calfat. Absence excused by Mr. Alexandre Silva D´Ambrósio, effective member and by his alternate, Mr. Eduardo Borges de Andrade Filho.

Presiding:             José Luciano Duarte Penido — Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) Assign the resignation of Finance Committee member and appoint his substitute; (ii) Nominate the Coordinator and the Secretary of Finance Committee and ratify its composition; (iii) Approve the updated versions of the Internal Rules of the Innovation Committee and the Audit and Risks Committee.

Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i) Assign Mr. Sérgio José Suarez Pompeo resignation from its duties as member of the Finance Committee. The Board of Directors decided to appoint Ms. Laura

Bedeschi Rego de Mattos to exercise the duties previously occupied by Mr. Sérgio José Suarez Pompeo.

(ii) In accordance with article 3rd of the Internal Rules of the Finance Committee, the Board of Directors appoint Mr. Guilherme Perboyre Cavalcanti to hold the position of Coordinator of referred Committee and appoint as the Committee’s Secretary Mr. Sérgio Augusto Malacrida Junior, in accordance with article 5th of referred Internal Rules, both without voting rights.

Therefore, the Board of Directors ratify that the Financial Committee is composed as follows:

Financial Committee:
Coordinator:	Guilherme Perboyre Cavalcanti
Members:	João Carvalho de Miranda
Laura Bedeschi Rego de Mattos
Mario Antonio Bertoncini
Secretary:	Sérgio Malacrida

(iii) Approve the updated versions of the Internal Rules of the Innovation Committee and the Audit and Risks Committee, in accordance with Schedules I and II, respectively.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directos); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; Mario Antonio Bertoncini (alternate of João Carvalho de Miranda); Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on April 19th, 2012, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO